SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D

(Amendment No. 1)

AmericasBank Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03061G302

(CUSIP Number)

Noel M. Gruber, Esquire

Kennedy & Baris, LLP

Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816

301.229.3400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 pages

CUSIP No. 03061G302	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David H. Schwartz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).	☐

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
5.	SOLE VOTING POWER	81,000
SHARES

BENEFICIALLY	6.	SHARED VOTING POWER	89,050

OWNED BY
7.	SOLE DISPOSITIVE POWER	81,000
EACH

REPORTING	8.	SHARED DISPOSITIVE POWER	89,050

PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,050

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 03061G302	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard J. Bell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).	☐

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
5.	SOLE VOTING POWER	0
SHARES

BENEFICIALLY	6.	SHARED VOTING POWER	166,050

OWNED BY
7.	SOLE DISPOSITIVE POWER	0
EACH

REPORTING	8.	SHARED DISPOSITIVE POWER	166,050

PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,050

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 03061G302	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Potomac Development Corporation 401(k) Profit Sharing Plan & Trust 52-1493960

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).	☐

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
5.	SOLE VOTING POWER	0
SHARES

BENEFICIALLY	6.	SHARED VOTING POWER	89,050

OWNED BY
7.	SOLE DISPOSITIVE POWER	0
EACH

REPORTING	8.	SHARED DISPOSITIVE POWER	89,050

PERSON WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,050

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.35%

14.	TYPE OF REPORTING PERSON* EP

CUSIP No. 03061G302	Page 5 of 7 Pages

This Amendment Number 1 to Schedule 13D amends the Schedule 13D filed on September 28, 2007 with respect to the shares of common stock of AmericasBank Corp. (the “Company”).  Except as amended hereby, the disclosure in the initial Schedule 13D remains in force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Schwartz directly owns 81,000 shares of the Company’s common stock, all of which were acquired with personal funds, no portion of which was borrowed.

Mr. Bell beneficially owns 28,250 shares of the Company’s common stock through the Richard J. Bell Trust, of which he and his wife, Toni F. Clark, are trustees and he is a beneficiary, and 48,750 shares of the Company’s common stock through the Toni F. Clark Trust, of which he and his wife are trustees, and he is a beneficiary.  All funds used to purchase such shares were funds of the trusts, contributed by the respective grantors from their personal funds, and no portion of which was borrowed.

Mr. Schwartz and Mr. Bell are trustees of the Plan and in such capacity share discretion over the voting and disposition of shares of the Company’s common stock held by the Potomac Development Corporation 401(k) Profit Sharing Plan & Trust (the “Plan”) for the account of participants in the Plan.  All shares of the Company’s common stock held by the Plan were acquired using funds contributed to the Plan as profit sharing contributions by Potomac Development Corporation.

Item 5.  Interest in Securities of the Issuer.

All percentages given for ownership of the outstanding common stock are based upon 2,654,202 shares of common stock outstanding as of May 2, 2008, as reported on the Company’s Form 10-Q for the quarter ended March 31, 2008.

(a)                                  As of the date of this filing:

(i)            Mr. Schwartz beneficially owns an aggregate of 170,050 shares of the Company’s common stock (including 89,050 shares, or 3.36% of the outstanding, held by the Plan), representing 6.41% of the outstanding shares. These shares exclude, and Mr. Schwartz expressly disclaims beneficial ownership of, 16,400 shares, or 0.62% of the outstanding shares, held by Patricia R. Schwartz, his wife.  Mr. Schwartz disclaims beneficial ownership of shares beneficially owned by Mr. Bell through Richard J. Bell Trust and the Toni F. Clark Trust.

(ii)           Mr. Bell beneficially owns an aggregate of 166,050 shares of the Company’s common stock (including 89,050 shares, or 3.36% of the outstanding, held by the Plan); representing 6.26% of the outstanding shares. Mr. Bell expressly disclaims beneficial ownership of shares held by Mr. Schwarz directly.

(iii)          Collectively, as a group, Messrs. Schwartz and Bell beneficially own an aggregate of 247,050 shares of the Company’s common stock, or 9.31% of the outstanding, excluding the 16,400 shares, or 0.62% of the outstanding, held by Mr. Schwartz’s wife, and subject to the disclaimers of beneficial ownership set forth above.

(b)                                 Mr. Schwartz possesses sole power to vote and the sole power to dispose of 81,000 shares of common stock, or 3.05% of the outstanding shares.  Mr. Bell does not have the sole power to vote or the sole power to dispose of any shares of common stock.

Mr. Schwartz shares the power to vote and the power to dispose of 89,050 shares of common stock held by the Plan, or 3.36% of the outstanding shares.

Mr. Bell shares the power to vote and the power to dispose of 166,050 shares of common stock, or 6.26% of the outstanding shares, including 89,050 shares, or 3.36% of the outstanding, held by the Plan.

CUSIP No. 03061G302	Page 6 of 7 Pages

(c)                                  During the sixty days immediately preceding the date of this filing, purchases attributable to the reporting persons were effected in the Company’s common stock as set forth in the table below.  All such purchases were made in open market transactions.  No sales or other transfers were effected during such period.

Date	Number of Shares	Price Per Share	Purchased By
May 6, 2008	7,500	$1.01	David H. Schwartz
May 6, 2008	1,562	$1.01	Plan
May 6, 2008	10,000	$1.01	Toni F. Clark Trust
May 7, 2008	1,000	$1.04	Plan
May 8, 2008	9,938	$1.1166	Plan
May 8, 2008	10,000	$1.1166	Toni F. Clark Trust

(d)                                 The respective owners of shares which the reporting persons are deemed to beneficially own, have the right to receive or direct the receipt of all dividends in respect of, or proceeds of the sale of, all shares owned by such persons. Mr. Schwartz and Mr. Bell, as trustees of the Plan, share the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the 89,050 shares of common stock held by the Plan, subject to the shares and the rights thereof, being vested in participant accounts under the Plan, provided that Plan participants may direct the receipt of dividends and proceeds from the sale of common stock vested in their accounts, so long as the trustees do not exercise authority to the contrary.

(e)                                  Not applicable.

CUSIP No. 03061G302	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

May 19, 2008

/s/ David H. Schwartz
David H. Schwartz

/s/ Richard J. Bell
Richard J. Bell

POTOMAC DEVELOPMENT CORPORATION
401(K) PROFIT SHARING PLAN & TRUST

By:	/s/ David H. Schwartz
David H, Schwartz, Trustee

By:	/s/ Richard J. Bell
Richard J. Bell, Trustee